Delisting Determination,The Nasdaq Stock Market, LLC,
November 24, 2015, BG Medicine, Inc. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of BG Medicine, Inc.
(the Company), effective at the opening of the trading session on December 4, 2015. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5550(a)(2) and 5550(b)(1).
The Company was notified
of the Staffs determination on March 10, 2015.  The
Company appealed the determination to a Hearing Panel.
Upon review of the information provided by the Company, the Panel issued a decision dated April 28, 2015, granting the Company continued listing pursuant to an exception that included several milestones that the Company was required to meet, towards the toal of regaining compliance with Listing Rule 5550(a)(2) and 5550(b)(1). However, the
Company was
unable to meet the exception milestones as required.
On September 14, 2015, the Panel issued a final delisting determination and notified the Company that trading in the Companys securities would be suspended on September 16, 2015.
The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council. The
Listing Council did not call the matter for review.
The Panels Determination to delist the Companys warrant became final on October 29, 2015.